Mail Stop 0308
	June 2, 2005


Yulong Guo
President
#703-1112 West Pender Street
Vancouver, BC V6E2S1 Canada

          Re:	Asia Electrical Power International Group, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed May 10, 2005
	File No. 333-120114

Dear Mr. Guo:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 12
1. Disclosure throughout the prospectus indicates that you are registering 7,290,000 shares of common stock to be sold by selling shareholders. The table of selling shareholders indicates that shareholders are offering a total of 7,533,000 shares. Please reconcile and revise your disclosure as appropriate.

Financial Statements, page F-1
2. Your anticipated effective date does not fall within 90 days subsequent to the end of the fiscal year included in your registration statement. Please update your financial statements to include your balance sheet, statements of operations and
accumulated
earnings and cash flows as of December 31, 2004 and for the year then
ended and your interim financial statements for the three month period ended March 31, 2005. See Rule 3-12(a) of Regulation S-X.
* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-
3841
if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff
Attorney,
at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,


						H. Christopher Owings
						Assistant Director

cc:	Dena Khean
	Asia Electrical Power International Group, Inc.
	Via Fax - (604) 697-8898










































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Yulong Guo
Asia Electrical Power International Group, Inc.
June 2, 2005
Page 1